FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








Media
Information

                                    7 March 2003
               BG Group to sell 50% of its North Caspian interest for
                                   $615 million.


BG Group ("BG") announced today that it has agreed to sell half of its interest in the North Caspian Sea Production Sharing Agreement (PSA) - which includes the Kashagan oil development - to CNOOC North Caspian Sea Ltd (a wholly owned subsidiary of CNOOC Ltd of China), for a cash consideration of $615 million, payable at completion.


Under the agreement, CNOOC Ltd will acquire a one twelfth (8.33%) interest in the PSA. Following the sale, BG will retain a one twelfth (8.33%) interest. Completion of the transaction is subject to a number of conditions, including approval from the Kazakhstan authorities and the existing PSA partners waiving pre-emption rights.


The North Caspian Sea PSA includes the Kashagan oil field, the Kalamkas oil discovery and the Kairan, Aktote and Kashagan SW prospects, and is operated by ENI, which holds a 16.67% interest. The other partners are ExxonMobil, Shell and TotalFinaElf, each with 16.67% interest, and ConocoPhillips and INPEX, each with 8.33%.



Speaking today, BG Chief Executive Frank Chapman said:



"The agreement we have reached with CNOOC Ltd recognises the significant value that BG and its partners have created in the North Caspian. This disposal arises from BG's regular process of portfolio review, and the proceeds will be utilised to further our aims of growing the business and strengthening returns.



"CNOOC will bring significant expertise to the North Caspian partnership, and we look forward to working with them in the future. BG remains strongly committed to Kazakhstan - one of the most important countries in our portfolio. In addition to our remaining interest in the North Caspian, we will continue to contribute through our involvement in the giant gas condensate field at Karachaganak and in the Caspian Pipeline Consortium."



The effective date of the transaction is 1 January 2003, at which date the net asset value of the interest to be sold was GBP114 million. The sale is expected to complete during the course of 2003. The North Caspian Sea PSA has yet to commence production, and therefore did not contribute to BG's 2001 or 2002 profits.



There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001.



Notes to Editors

The North Caspian Sea PSA covers 5,600 square kilometres of the Kazakhstan section of the Caspian Sea. The drilling of the first well, Kashagan East-1, commenced in 1999 and, in June 2000, the partners announced the Kashagan discovery. This was followed by the Kashagan West-1 well, which was also successful. An appraisal programme comprising a 3-D seismic survey over the whole of the Kashagan structure and five appraisal wells is well advanced. Two wells, KE-2 and KE-3, have been successfully completed, two further wells, KE-4 and KE-5, are nearing completion, and the fifth, KE-6, will spud in the spring. Front End Engineering Design for Kashagan development is under way. The consortium has also drilled the Kalamkas exploration well, announced as a discovery in October 2002. Three further exploration prospects within the licence area are due to be drilled during 2003.



BG Group's business is in gas and oil exploration and production, and the development and supply of international gas markets. BG is active in some 20 countries, including - in addition to Kazakhstan - the UK, Trinidad and Tobago, the southern cone of South America, Egypt and India. In Kazakhstan, in addition to its North Caspian interests, BG is joint operator (32.5%) of the Karachaganak oil and gas condensate field, and is a shareholder in the Caspian Pipeline Consortium (CPC) which links reserves in West Kazakhstan to the Black Sea and exportation.


Enquiries:


Media                 Chris Carter/Robin O'Kelly 00 44 (0)118 929 2597/3186


Investor Relations    Chris Lloyd/Brian McCleery 00 44 (0)118 929 3025

Web: www.BG-Group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date:07 March 2003                                By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary